Filed Pursuant to Rule 433 Free Writing Prospectus Dated May 22, 2017 Registration No. 333-213625 May 22, 2017 Subordinated Debt Offering May 2017

Forward Looking Statement Disclaimer This presentation has been prepared by Heritage Commerce Corp (“Heritage Commerce” or the “Company”) solely for informational purposes based on information regarding its operations, as well as information from public sources. This presentation has been prepared to assist interested parties in making their own evaluation of Heritage Commerce and does not purport to contain all of the information that may be relevant or material to an interested party’s investment decision. In all cases, interested parties should conduct their own investigation and analysis of Heritage Commerce, the information set forth in this presentation, the information included in or incorporated by reference into the prospectus and the prospectus supplement referenced below, and other information provided by or on behalf of Heritage Commerce. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of Heritage Commerce by any person in any jurisdiction in which it is unlawful for such an offering or solicitation. Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of Heritage Commerce or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. Securities of Heritage Commerce are not deposits or insured by the FDIC or any other agency. Except where information is provided as of a specified date, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof. Certain of the information contained herein may be derived from information provided by industry sources. Heritage Commerce believes that such information is accurate and that the sources from which it has been obtained are reliable. However, Heritage Commerce cannot guarantee the accuracy of such information and has not independently verified such information. Some of the statements contained in this presentation constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. The forward-looking statements contained herein reflect our current views about future events and financial performance and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from historical results and those expressed in any forward looking statement. Some factors that could cause actual results to differ materially from historical or expected results include: •changes in general economic and financial market conditions; •inflation, interest rate, market and monetary fluctuations; •risks associated with the execution of our business plan, including our growth and expansion strategy and related costs; •increased lending risks associated with our concentration of real estate related loans; •an oversupply of inventory and deterioration in values of California commercial real estate; •a prolonged slowdown in construction activity; •increases in competitive pressures among financial institutions and businesses offering similar products and services; •unanticipated credit deterioration in our loan portfolio and higher defaults on our loan portfolio than we expect; 2

Forward Looking Statement Disclaimer •our ability to raise capital or incur debt on reasonable terms; •changes in management’s estimate of the adequacy of the allowance for loan losses; •changes in accounting principles, policies or guidelines; •regulatory limits on Heritage Bank of Commerce’s ability to pay dividend to the Company; •changes in the regulatory environment which may result in higher compliance costs and/or require us to change our business model; •our inability to promptly adapt to technological changes; and •cyber-attacks, computer viruses or other malware that may breach the security of our website or other systems to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage our systems. Forward-looking statements are based upon the good faith beliefs and expectations of management as of the date of this presentation only and are further subject to additional risks and uncertainties, including, but not limited to, the risk factors set forth in the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other filings with SEC. You are urged to review the Company’s SEC filings. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this presentation to reflect new information, future events or otherwise, except as may be required by the securities laws. Registration Statement Heritage Commerce has filed a registration statement (File No. 333-213625) (including a prospectus) and a prospectus supplement which is preliminary and subject to completion, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that Heritage Commerce has filed with the SEC for more complete information about Heritage Commerce and the offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting; Sandler O’Neill + Partners, L.P. at toll-free 1-866-805-4128 or by emailing syndicate@sandleroneill.com. Neither the SEC nor any state securities commission has determined if this free writing prospectus, or any related prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense. 3

Summary Terms of Proposed Offering

• Issuer:	Heritage Commerce Corp (Nasdaq: HTBK)
• Security Type:	Fixed-to-Floating Rate Subordinated Notes Due 2027 Fixed for first 5 years, floating thereafter (3M LIBOR indexed with quarterly reset)
• Credit Rating:	BBB (Kroll Bond Rating Agency)
• Aggregate Principal Amount:	$30,000,000
• Term:	10 year (Non-call 5 years)
• Denomination:	$1,000
• Optional Redemption:	Optional redemption 5 years after issuance
• Use of Proceeds:	General corporate purposes including potential acquisitions
• Covenants:	Consistent with regulatory requirements for Tier 2 capital
• Lead Book Running Manager:	Sandler O'Neill + Partners, L.P.
• Passive Book Running Manager:	Keefe, Bruyette & Woods, *A Stifel Company*

HERITAGE COMMERCE CORP

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Investment Highlights •ExperiencedleadershipthroughouttheCompanysuccessfullyexecutinga commercial banking strategy •Superior credit quality and profit performance •Well positioned in vibrant growth markets of the San Francisco Bay Area •Growing organically and through acquisition 5

Experienced Management Team Name Position Years at Walter T. Kaczmarek President & CEO 12 36 Keith A. Wilton EVP / Chief Operating Officer / Pres Heritage Bank of Commerce ident of 35 Michael E. Benito EVP / Business Banking Division 14 32 Lawrence D. McGovern EVP / Chief Financial Officer 18 33 David E. Porter ¹ EVP / Chief Credit Officer 5 42 Debbie K. Reuter EVP / Chief Risk Officer 22 41 Larry G. St. Regis EVP / Chief Technology Officer 17 17 May K.Y. Wong EVP / Controller 18 32 Years of Banking Experience 3 Source: Company SEC Filings 1On May 8, 2017, David E. Porter, Chief Credit Officer of Heritage Bank of Commerce, the banking subsidiary of Heritage Commerce Corp, informed the Bank that he intends to resign his position effective July 7, 2017. Mr. Porter intends to return with his family to Southern California. The Bank will immediately commence a search both internally and externally for a new Chief Credit Officer.6

Heritage Commerce Profile Company Overview  Founded in 1998 in San Jose, CA, Heritage Commerce Corp is listed on the NASDAQ exchange under the ticker HTBK with a ~$536mm market cap.  The Company’s sole subsidiary, Heritage Bank of Commerce, was founded in 1994. The firm offers a full range of services to small-and-medium sized businesses using a relationship banking approach  Deliver products and services through 11 full-service offices  Specialty Expertise • SBA lending and loan sales • Corporate finance/asset-based lending • Cash management • Non-profit organizations, education and churches • Homeowners Associations • Factoring Branch Footprint Q1 2017 Financial Highlights Total Assets $2.6Bn Yield on Earning Assets 4.21% Total Liabilities $2.4Bn Cost of Funds 0.16% Shareholders' Equity $264mm Net Interest Margin 4.06% Tier 1 Leverage Ratio 8.6%  ROAA 1.03%  Tier 1 RBC Ratio 11.4%  ROAE 10.15%  Total RBC Ratio 12.5%  Efficiency Ratio 58.7%  Loans/Deposits 64.9%  Net Income $6.5mm  NPAs / Assets 0.21% Well-positioned in affluent counties of San Francisco’s South and East Bay Areas Source: SNL Financial as of May 15, 2017, Company SEC Filings 7

Well Positioned in the Economically Vibrant San Francisco Bay Area

Deposit Market Share

HTBK ranks 3rd amongst independent community banks headquartered in the markets it serves

Rank	Company	# of Branches	Bay Area [1] Deposits ($ mm)
Top Independent Community Banks [4]			
1.	Fremont Bancorp	18	3,001
2.	Mechanics Bank	23	2,514
3.	Heritage Commerce Corp	11	2,076
4.	California Bank of Commerce	3	614
5.	Pacific Coast Bankers' Bancshares	1	611
6.	BayCom Corp. [3]	9	604
7.	Avidbank Holdings Inc.	1	575
8.	Luther Burbank Corp.	2	352
9.	Beneficial State Foundation	1	288
10.	Community Bank of the Bay	2	234
Top National Banks			
1.	Wells Fargo & Co.	144	51,631
2.	SVB Financial Group	2	32,017
3.	Bank of America Corp.	124	31,342
4.	BNP Paribas USA Inc.	58	17,696
5.	JPMorgan Chase & Co.	129	17,079
Total For Market			
All Banks and Thrifts		867	209,619

San Francisco Bay Area Market Demographics

HTBK Market Area: Affluent and Growing

Region	2017 Population	Est. 5yr Population Growth	Est. '17 Median HHI	Est. 5yr HHI Growth
HTBK Market Area				
Santa Clara, CA	1,955,349	6.1%	$102,724	10.2%
Contra Costa, CA	1,145,635	5.9%	$85,674	9.1%
Alameda, CA	1,669,264	6.3%	$82,231	11.9%
San Benito, CA	59,275	5.1%	$73,801	10.4%
Wt. Avg. of HTBK Market Area[2]		6.1%	$91,241	10.5%
HTBK Adjacent Markets				
Marin, CA	263,942	3.9%	$101,402	10.0%
San Francisco, CA	881,893	6.0%	$88,829	12.3%
San Mateo, CA	776,995	5.4%	$103,207	11.2%
California	39,691,194	4.7%	$66,091	7.7%
National	325,139,271	3.8%	$57,462	7.3%


5-Year Population Growth
6.1%
3.8%
Median Household Income
$91,241
$57,462
5-Year HHI Growth
10.5%
7.3%
HTBK Markets (Avg.)
National

Source: SNL Financial, Company SEC Filings, FDIC
[1]Source: FDIC, Summary of Deposits as of June 30, 2016. San Francisco Bay Area refers to Alameda, Contra Costa, Santa Clara, and San Benito counties
[2]Average is weighted by respective market populations
[3]Includes deposits of United Business Bank FSB acquired May 1, 2017
[4]Community banks defined as banks with less than $15 billion in assets

HERITAGE COMMERCE CORP

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Growth & Performance Trajectory

- Goal: build a significant community business bank in Northern California (primarily the San Francisco Bay Area)
- Strategy: grow the franchise through organic growth, team acquisition/de novo expansion, and full company acquisitions

Acquisition of Bay View Funding (closed 11/2014)

- $22.5mm cash acquisition of 30 year old factoring company
- Complementary to existing commercial banking platform
- Strong managerial/operational talent retained
- As of 3/31/2017: $42.8mm factoring receivables outstanding

Acquisition of Focus Business Bank (closed 8/2015)

- $66.6mm acquisition of in-market competitor (consisting of $58.3mm stock consideration and $8.3mm option cash out consideration)
- Strong geographic and strategic fit
- Significant cost save and synergy opportunity
- Attractive financial return profile

Total Assets & ROAA Since 2012



Acquisition of Bay View Funding
Acquisition of Focus Business Bank
0.73%
0.81%
0.88%
0.86%
1.13%
1.03%
$1,693
$1,492
$1,617
$2,362
$2,571
$2,642
2012Y
2013Y
2014Y
2015Y
2016Y
2017Q1
Total Assets ($ mm)
ROAA

HERITAGE COMMERCE CORP

Source: Company SEC Filings

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Income Statement Trends (Dollars in 000s except per share data) Year Ended December 31, 2012 2013 2014 2015 2016 Q1 '17 Source: Company SEC Filings Preferred shares converted to common in Q4 201610

Low Cost Deposit Funding Base (3/31/17 Data) Q1 2017 Cost of Deposits of 16bps Time deposits under $250k Time deposits $250k and over CDARS - interest-bearing Overview of Deposits ($ 000s) Demand, noninterest-bearing $917,037 39% Demand, interest-bearing 575,637 25% Savings and money-market 606,116 26% Time deposits under $250k 56,988 3% Core Deposits 2,155,778 93% Savings and money-market Demand, noninterest-bearing Demand, interest-bearing Time deposits $250k and over 164,824 7% CDARS - interest-bearing demand, money market and time deposits 9,485 0% Total $2,330,087 100% Source: Company SEC Filings 11

Diversified Loan Portfolio (3/31/17 Data) Q1 2017 Yield on Loans of 5.53% Balance % Commercial $609,353 41% CRE - Investor/Other 383,403 25% CRE - Owner Occupied 296,586 20% Land & Construction 81,101 5% Equity Lines 80,360 5% Residential Mortgages 49,569 3% Consumer & Other 12,915 1% Total $1,513,287 100% Consumer & Overview of Loans ($ 000s) Land & Construction Mortgages Other CRE - Investor/Other Commercial CRE - Ow ner Occupied Source: Company SEC Filings 12

Net Interest Margin Trend 5.00% Net Interest Margin Yield on Earning Assets 4.55% 4.50% 4.21% 4.03% 4.25% 4.41% 4.26% 4.21% 4.00% 3.88% 3.84% 4.10% 4.12% 4.06% 3.50% 3.00% Acquisition of Bay View Funding Acquisition of Focus Business Bank 2.50% 2.00% 2012Y 2013Y 2014Y 2015Y 2016Y 2017Q1 Source: Company SEC Filings 13

Credit Quality 1.40% 1.20% 1.00% 0.80% 0.60% 0.40% 0.20% 0.00% 1.15% 0.83% NPAs / Assets 0.41% 0.29% 0.13% 0.21% 5.00% 4.50% 4.00% 3.50% 3.00% 2.50% 2.00% 1.50% 1.00% 0.50% 0.00% 4.49% Classified Loans / Loans 2.59% 1.42% 1.37% 0.89% 0.67% 31-Dec-12 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Mar-17 31-Dec-12 31-Dec-13 31-Dec-14 31-Dec-15 31-Dec-16 31-Mar-17 Source: Company SEC Filings 14

Overview of Capital Structure ($ 000s) Common Dividend As of March 31, 2017 Equity Yield Common Stock $263,904 2.75% •No preferred stock •No TARP •No SBLF •No existing senior or sub debt •No trust preferred securities Source: Company SEC Filings, FDIC 15

Current Liquidity Position ($ mm) As of March 31, 2017 Cash & Due $31.7 Interest Bearing Deposits 256.1 Securities (AFS) 341.6 Total Cash & Securities (AFS) 629.4 Total Cash & Equiv., Securities, & Borrowing Capacity $1,195.0 Loans (HFI) / Deposits 65% Cash & Equivalents / Deposits 12% Source: Company SEC Filings 16

Heritage Commerce Highlights Highly experienced management and leadership throughout the Company Competitive loan and cash management products catering to small and medium businesses Solid credit portfolio at 1Q 2017 •0.21% nonperforming assets to total assets •Balanced loan portfolio with real estate concentrations well under all regulatory guidelines Excellent capital and liquidity at 1Q 2017 •12.5% total risk-based capital ratio under Basel III •64.9% loan-to-deposit ratio Profitable operations with solid growth trajectory •27 consecutive quarters of profitability •Solid loan & deposit growth Good locations and markets with solid deposit market share among community banks in San Francisco’s South and East Bay Areas •11 branch locations •3rd in deposit market share amongst independent community banks1,2 1Source: FDIC, Summary of Deposits as of June 30, 2016. Market share refers to Alameda, Contra Costa, Santa Clara, and San Benito counties 2Community banks defined as banks with less than $15 billion in assets Source: Company SEC Filings, financial data as of March 31, 201717

 APPENDIX

Kroll Rating as of May 16, 2017 Kroll Ratings Scale: https://www.krollbondratings.com/ratings/methodologies/rating-scales Source: Kroll Bond Rating Agency Inc. 19

Interest Rate Position as of 3/31/2017 Incr. / (Decr.) in Net Interest Income •The table above sets forth the estimated changes in Heritage Commerce Corp’s annual net interest income that would result from the designated instantaneous parallel shift in interest rates noted, as of March 31, 2017 •Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results Source: Company SEC Filings Note: This data does not reflect any actions that Heritage may undertake in response to changes in interest rates such as changes in rates paid on certain deposit accounts based on local competitive factors, which could reduce the actual impact on net interest income. As with any method of gauging interest rate risk, there are certain shortcomings inherent to the methodology noted above. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts.20

Pro Forma Double Leverage and Fixed Interest Coverage

($ 000s)	Year Ended December 31,				
	2013	2014	2015	2016	3/31/2017
Double Leverage Ratio					
Bank-Level Equity	$155,958	$173,453	$246,357	$256,174	$259,773
Consolidated Equity	$173,396	$184,358	$245,436	$259,850	$263,904
Double Leverage Ratio	**89.9%**	**94.1%**	**100.4%**	**98.6%**	**98.4%**
					Pro Forma Sub Notes
Proposed Subordinated Note Offering					$30,000
Proceeds Downstreamed to the Bank (preliminary estimate, subject to change)					30,000
Pro Forma Bank-Level Equity					$289,773
Pro Forma Double Leverage Ratio					**109.8%**

Interest Coverage Ratios	Year Ended December 31,				Q1 2017
	2013	2014	2015	2016	Annualized
Total Deposit Interest	$2,369	$2,032	$2,403	$3,199	$3,484
Other Borrowing Interest	231	121	19	12	0
Total Interest Expense	**$2,600**	**$2,153**	**$2,422**	**$3,211**	**$3,484**
Pretax Income	**$17,746**	**$20,965**	**$26,601**	**$43,969**	**$41,888**
Interest Coverage	**6.8x**	**9.7x**	**11.0x**	**13.7x**	**12.0x**
					Pro Forma Sub Notes
Illustrative Subordinated Debt Interest Expense [1]					$1,725
Interest Coverage					**8.0x**

HERITAGE COMMERCE CORP

Source: Company SEC Filings
[1]Assumes 5.75% rate for illustrative purposes

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Contact Information Walter T. Kaczmarek President and Chief Executive Officer 408.494.4500 Keith A. Wilton Executive Vice President President of Heritage Commerce Bank Chief Operating Officer 408.494.4534 Lawrence D. McGovern Executive Vice President Chief Financial Officer 408.494.4562 Corporate Headquarters 150 Almaden Boulevard San Jose, CA 95113 NASDAQ: HTBK Source: Company SEC Filings 22